HYNES & HOWES INSURANCE COUNSELORS, INC.
                         Notes to Financial Statements
                               December 31, 1999



Note 1.   Filing of Forms 8-K

          A form 8-K was not required to be filed for the quarter reporting any unusual charges or credits to the income or change in auditors.

Note 2.   Management's Analysis of Income From Operations

          Income from operations for the three months ended December 31, 1999 decreased $4,653 as compared to the three month period ended December 31, 1998. The decrease is primarily due to the increase in accounting fees. The previous auditor retired and a new CPA firm was hired to perform the annual audit.